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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.      )*

                               MICHAEL FOODS, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    5940741
                          -----------------------------
                                 (CUSIP Number)


Arthur J. Papetti                    COPY TO:         Robert. M. LaRose, Esq.
c/o Papetti's Hygrade Egg Products,Inc.               THOMPSON COBURN
One Papetti Plaza                                     One Mercantile Center
Elizabeth, New Jersey 07206                           St. Louis, Missouri 63101
(908) 354-4844                                        (314) 552-6000


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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 1997
                  --------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement. // (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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                                 SCHEDULE 13D


CUSIP NO.   5940741
          ----------------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Arthur J. Papetti
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
         Not applicable
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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


         SC

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

         Not applicable

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            1,597,727
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,597,727
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,597,727
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

         Not applicable
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.21   %
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14     TYPE OF REPORTING PERSON IN


       IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                             INTRODUCTORY STATEMENT

     Arthur J. Papetti (the "Filing Person") is filing this Schedule 13D as a result of the consummation on February 26, 1997, of the merger (the "Reorganization") of Papetti's Hygrade Egg Products, Inc., a New Jersey corporation ("Papetti's Hygrade"), with and into Michael Foods, Inc., a Delaware corporation ("Michael"), pursuant to that certain Agreement and Plan of Reorganization dated June 28, 1996 by and among Michael, M.G. Waldbaum Company, a Nebraska corporation and a wholly owned subsidiary of Michael, Papetti's Hygrade and other affiliated companies and partnerships of Papetti's Hygrade, as amended by that certain Amendment No. 1 dated October 18, 1996 and that certain Amendment No. 2 dated February 26, 1997 (as amended, the "Reorganization Agreement"). Pursuant to the Reorganization, the business of Papetti's Hygrade will be continued by Michael as successor to Papetti's Hygrade. Under the terms of the Reorganization Agreement, upon consummation of the Reorganization each outstanding share of the common stock of Papetti's Hygrade, no par value (the "Papetti's Hygrade Common Stock"), was converted into the right to receive (a) 1,510.57819 shares of common stock of Michael, $.01 par value (the "Michael Common Stock"), and (b) a cash payment in the amount of $7,546.14. Immediately prior to the consummation of the Reorganization, the Filing Person beneficially owned an aggregate of 1,057.69235 shares of Papetti's Hygrade Common Stock. Upon consummation of the Reorganization pursuant to the Reorganization Agreement, the Filing Person received an aggregate cash payment of $7,981,497.56 and 1,597,727 shares of Michael Common Stock.


ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Michael Common Stock, $.01 par value. The address of the principal executive offices of Michael is 5353 Wayzata Boulevard, 324 Park National Bank Building, Minneapolis, Minnesota 55416.


ITEM 2.     IDENTITY AND BACKGROUND

            1.   (a)   Name:  Arthur J. Papetti


                 (b) Residence address: 480 South Horizon Way, Neshanic Station, NJ 08853.

                 (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: Executive Vice President, Papetti's Hygrade Egg Products, Inc., One Papetti Plaza, Elizabeth, New Jersey 07206.

                 (d) The Filing Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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                 (e)   The Filing Person has not, during the last five years,
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                 (f)   Citizenship:  United States

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 The shares of Michael Common Stock reported in this Schedule 13D as beneficially owned by the Filing Person were acquired in the Reorganization pursuant to the terms and conditions of the Reorganization Agreement in exchange for an aggregate of 1,057.69235 shares of Papetti's Hygrade Common Stock beneficially owned by the Filing Person.

ITEM 4.          PURPOSE OF TRANSACTION.

                 On February 26, 1997, Papetti's Hygrade was merged in the Reorganization with and into Michael, pursuant to the Reorganization Agreement Pursuant to the Reorganization, the business of Papetti's Hygrade will be continued by Michael as successor to Papetti's Hygrade. Under the terms of the Reorganization Agreement upon consummation of the Reorganization, each outstanding share of the Papetti's Hygrade Common Stock was converted into the right to receive (a) 1,510.57819 shares of Michael Common Stock and (b) a cash payment in the amount of $7,546.14. Immediately prior to the consummation of the Reorganization, the Filing Person beneficially owned an aggregate of 1,057.69235 shares of Papetti's Hygrade Common Stock. Upon consummation of the Reorganization pursuant to the Reorganization Agreement, the Filing Person received an aggregate cash payment of $7,981,497.56 and 1,597,727 shares of Michael Common Stock.

                 Pursuant to the Reorganization Agreement, in connection with the consummation of the Reorganization the number of directors constituting the entire Board of Directors of Michael was increased by two, and Michael caused the Filing Person and Stephen Papetti, a cousin of the Filing Person, to be elected to the Michael Board of Directors. For each annual meeting of stockholders of Michael prior to the third anniversary of the effective date of the Reorganization, the former shareholders of Papetti's Hygrade shall be entitled to nominate two persons to stand for election to the Michael Board of Directors. In addition, as a condition to the consummation of the Reorganization, Michael entered into employment agreements with each of the Filing Person, Stephen Papetti, Alfred Papetti, Arthur N. Papetti, Anthony Papetti and Tina Marie Noll, each currently an officer of Papetti's Hygrade, pursuant to which such individuals will serve as officers of the Papetti's Hygrade Food Division of Michael following the Reorganization. Arthur N. Papetti is the father of the Filing Person, Tina Marie Noll is the sister of the Filing Person, Anthony Papetti is the uncle of the Filing Person and Stephen and Alfred Papetti are the cousins of the Filing Person.





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ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The Filing Person is the beneficial owner of 1,597,727 shares of Michael Common Stock, representing 8.21% of the 19,459,731 shares of Michael Common Stock issued and outstanding as of February 26, 1997.

                 (b) The Filing Person has sole voting and dispositive power with respect to 1,597,727 shares of Michael Common Stock, representing 8.21% of the 19,459,731 shares of Michael Common Stock issued and outstanding as of February 26, 1997.

                 (c) Other than as described in this Schedule 13D, there have been no other transactions relative to the Michael Common Stock by the Filing Person.

                 (d) Not applicable.

                 (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 In connection with the Reorganization Agreement, Michael and certain of the shareholders of Papetti's Hygrade and the other affiliated entities of Papetti's Hygrade which Michael acquired pursuant to the Reorganization Agreement (collectively, the "Papetti Holders") entered into a Shareholder Agreement, dated February 26, 1997 (the "Shareholder Agreement"). Pursuant to the Shareholder Agreement, Michael agreed to grant to the Papetti Holders certain demand and "piggyback" registration rights for a period of three years from the consummation of the Reorganization with respect to the Michael Common Stock received by such persons in the Reorganization. Pursuant to the Shareholder Agreement, each of the Papetti Holders agreed, among other things, (i) to refrain from acquiring or becoming the beneficial owner of additional shares of Michael Common Stock if the effect of such action would be to increase the aggregate voting power of the Papetti Holders to 20% or more of the total voting power of all outstanding shares of Michael Common Stock,
(ii) to refrain from the formation of a voting trust with respect to the shares of Michael Common Stock which the Papetti Holders own, and (iii) to refrain from any proxy solicitation in opposition of the recommendation of the Board of Directors of Michael, (iv) to refrain from the formation of a "group" as that term is defined in the Shareholder Agreement, (v) to vote in favor of the restructuring involving North Star Universal, Inc. and Michael as described in the Reorganization Agreement, (vi) to refrain from selling in excess of 25,000 shares of Michael Common Stock in the aggregate during any period of three consecutive months, (vii) to refrain from pledging, hypothecating or encumbering any shares of Michael Common Stock except pursuant to a bona fide pledge to a financial institution to secure a loan where the financial institution has executed an agreement to be legally bound by the of the Shareholder Agreement upon foreclosure; and (viii) to refrain from selling shares of Michael Common Stock having five percent or more of the voting power of





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the outstanding Michael Common Stock to any single person or group in any single transaction or in a series of transactions or from selling any amount of shares of Michael Common Stock to any person or group which, to the actual knowledge of the Papetti Holders, owns at the time of sale, five percent or more of the voting power of the outstanding Michael Common Stock, each without first providing Michael with a right of first refusal having the terms as set forth in the Shareholder Agreement. Each of the agreements summarized above, are for a period of three years or until the Papetti Shareholder beneficially own shares of Michael Common Stock aggregating less than five percent of the voting power of the outstanding Michael Common Stock (two years in the case of (vi) and (vii)).


ITEM 7.          MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

                 See Exhibit Index.






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                                   SIGNATURE

                 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Arthur J. Papetti
Dated: February 26, 1997                      ------------------------
                                              Arthur J. Papetti






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                               INDEX TO EXHIBITS



Exhibit A        Agreement and Plan of Reorganization, and Amendment No. 1, by
                 and among Michael Foods, Inc., M.H. Waldbaum Company and
                 Papetti's Hygrade Egg Products, Inc., and Quaker State
                 Farms, Inc., Papetti's of Iowa Food Products, Inc., Monark Egg
                 Corporation, Egg Specialties, Inc., Papetti Foods, Inc., Casa
                 Trucking Limited Partnership, Papetti Transport Leasing
                 Limited Partnership, and Papetti Equipment Leasing
                 Partnership, filed as Exhibit 10.111 to Michael Foods,
                 Inc.'s Form 10-Q for the quarter ended September 30, 1996, is incorporated herein by reference.

Exhibit B        Amendment No. 2, dated February 26, 1997, to Agreement and
                 Plan of Reorganization by and among Michael Foods, Inc., M.G.
                 Waldbaum Company and Papetti's Hygrade Egg Products, Inc., and Quaker State Farms, Inc., Monark Egg Corporation, Egg
                 Specialties, Inc., Papetti Foods, Inc., Casa Trucking Limited
                 Partnership, Papetti Transport Leasing Limited Partnership, and Papetti Equipment Leasing Limited Partnership.

Exhibit C        Form of Employment Agreement, dated February 26, 1997, by and between Arthur J. Papetti and Michael Foods, Inc.

Exhibit D        Shareholder Agreement, dated February 26, 1997, by and
                 among Michael Foods, Inc. and Arthur N. Papetti as
                 Representative of and attorney-in-fact for the Shareholders and Sellers Listed on Schedule I.